UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 8) *

WEBSENSE, INC.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

947684106

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D, dated October 19, 2007, as amended by Amendment No. 1, dated December 3, 2007, Amendment No. 2, dated January 15, 2008, Amendment No. 3, dated February 13, 2008, Amendment No. 4, dated March 5, 2008, Amendment No. 5, dated August 14, 2008, Amendment No. 6, dated October 3, 2008 and Amendment No. 7, dated November 17, 2008 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively, with SAVF, SAVF II, SAVF III, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A. Johnson, an individual (“Mr. Johnson”), and the General Partner, the “Reporting Persons”), with respect to Common Stock, $0.01 par value per share (“Common Shares”), of Websense, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 8 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Amended Schedule 13D.

ITEM 4.	Purpose of Transaction.

On December 4, 2008, SAVF submitted the following shareholder proposal and related supporting statement for inclusion in the Company’s proxy materials for the 2009 annual meeting of the Company’s shareholders:

Shareholder Proposal Amending Websense’s Bylaws to

Eliminate Supermajority Voting Requirements

RESOLVED, that Article 10 of Websense’s Bylaws is hereby amended to eliminate supermajority vote requirements for shareholder amendments to certain of Websense’s bylaws by removing Section 10.1(b) in its entirety.

Supporting Statement for Shareholder Proposal Amending Websense’s

Bylaws to Eliminate Supermajority Voting Requirements

Shamrock Activist Value Fund (“Shamrock”) believes Websense’s corporate governance practices directly affect its financial performance and investor confidence in the company. We believe it is in the best interests of Websense and its shareholders that Websense embrace good governance practices by eliminating supermajority voting requirements from its bylaws.

Shamrock believes that a shareholder’s ability to effectively vote its shares is a critical element of good corporate governance. Websense’s voting standard, which requires approval by two-thirds of the shares outstanding to amend certain provisions of its Bylaws, makes it very difficult to declassify the Board, to authorize shareholders to call a special meeting, to eliminate advance notice bylaws, or to remove a director for cause, and greatly limits shareholders’ ability to effect change and participate in important company decisions that are properly within the realm of shareholders under state law. Reducing the voting threshold to a simple majority of the shares entitled to vote will increase the ability of shareholders to have a meaningful say regarding the governance of Websense and eliminate the ability of a minority of the company’s shareholders to block governance changes approved by a majority of the company’s shareholders.

Shamrock believes that improving shareholder ability to effect corporate governance changes will promote accountability and strengthen Websense financially. Corporations that demonstrate effective corporate governance and accountability often outperform their peers. We believe that is why proposals eliminating supermajority shareholder voting requirements have become increasingly common and popular among public company shareholders in recent years. In 2007, shareholder proposals at 21 companies received an average of 67.2% of votes in favor of the proposals and management at 28 more companies voluntarily asked shareholders to approve proposals to remove supermajority voting requirements.

Further, respected governance experts such as RiskMetrics Group, Glass Lewis, and the Council of Institutional Investors all strongly recommend the elimination of supermajority voting requirements. Put simply, Websense’s adherence to supermajority voting requirements disenfranchises shareholders and is out of step with corporate governance “best practices” promoting shareholder democracy and participation.

While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareowners, Shamrock believes supermajority requirements are most often used to block initiatives opposed by management and the Board but supported by most shareholders. When you consider abstentions and broker non-votes, a supermajority vote can be almost impossible to obtain.

In short, adopting simple majority voting for the amendment of Websense’s Bylaws will result in enhanced shareholder control and corporate accountability.

Adoption of this proposal requires an affirmative vote of 66 2/3% of the shares of Websense outstanding, meaning abstentions and non-votes count as a vote against this proposal. Accordingly, your vote on this proposal is crucial to its adoption.

We strongly urge you to vote “FOR” this proposal.

ITEM 7.	Material to be Filed as Exhibits.

Document

Joint Filing Agreement, dated November 17, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated by reference to Exhibit 14 to Amendment No. 7 to the Schedule 13D relating to the Common Shares of the Company, filed November 18, 2008 by the Reporting Persons with the United States Securities and Exchange Commission).

Exhibit 15	—	Power of Attorney, dated December 4, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

Exhibit Index

Document

Joint Filing Agreement, dated November 17, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated by reference to Exhibit 14 to Amendment No. 7 to the Schedule 13D relating to the Common Shares of the Company, filed November 18, 2008 by the Reporting Persons with the United States Securities and Exchange Commission).

Exhibit 15	—	Power of Attorney, dated December 4, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold